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Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey Lewis and Shannon Menjivar

Re:	Claros Mortgage Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2024

Form 10-Q for the quarterly period ended March 31, 2025

File No. 001-40993

Dear Mr. Lewis and Ms. Menjivar:

On behalf of our client, Claros Mortgage Trust, Inc., a Maryland corporation (the “Company”), set forth below is the Company’s response to the comment letter, dated August 4, 2025, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), relating to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 (the “Form 10-Q”).

For convenience of reference, the text of the Staff’s comment has been reproduced below in bold and italics, followed by the Company’s response thereto.

All terms used but not defined herein have the meanings assigned to such terms in the Form 10-Q.

Form 10-Q for the quarterly period ended March 31, 2025

Note 15. Segment Reporting, page 29

1.

We note your calculation of Distributable Loss for your loan and REO portfolios, as well as your reconciliation to Net loss. Please tell us whether operating expenses represents a significant segment expense determined in accordance with ASC 280-10-50-26A or if it represents “other segment items” in accordance with ASC 280-10-50- 26B. If the amount represents other segment items, please tell us how you complied with the guidance in ASC 280-10-50-26B, including disclosure of a qualitative description of the composition of other segment items.

August 11, 2025

Response:

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that operating expenses for the Company’s real estate owned portfolio represent a significant segment expense determined in accordance with ASC 280-10-50-26A and are regularly provided to the Chief Operating Decision Maker.

*  *   *  *

If you have any questions or comments with regard to this response or other matters, please call me at (213) 891-8185. For any future written correspondence sent by email, please use the following address: brent.epstein@lw.com.

Sincerely,
/s/ Brent T. Epstein
Brent T. Epstein of LATHAM & WATKINS LLP

Cc:	J. Michael McGillis, Claros Mortgage Trust, Inc.

J.D. Siegel, Claros Mortgage Trust, Inc.

Devon MacLaughlin, Latham & Watkins LLP

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